

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

February 26, 2010

W.M. "Rusty" Rush
President and Chief Executive Officer
Rush Enterprises, Inc.
555 IH 35 South
New Braunfels, TX 78130

> **Re: Rush Enterprises, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-20797**

Dear Mr. Rush:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director